March 31, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director

RE:	Alkermes, Inc. Form 10-K for the fiscal year ended March 31, 2008 Filed May 30, 2008 File No. 001-14131
Dear Mr. Riedler:
This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated March 4, 2009 (the “Comment Letter”) to Mr. David A. Broecker, President and Chief Executive Officer of Alkermes, Inc. (“Alkermes” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008. The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Form l0-K for fiscal year ended March 31, 2008
Item 1. Business
Collaborative Agreements
1.	We note the agreements with Cilag GmbH International and Amylin are described in this section and the notes to the financial statements, however these agreements have not been filed as exhibits. Please provide us with an analysis supporting your determination that the agreements are not required to be filed as exhibits pursuant to Item 601 (b)(10) of Regulation S-K.

RESPONSE: Item 601 (b)(10) of Regulation S-K requires that contracts be filed if they are not made in the ordinary course of the registrant’s business and are material to the registrant. Subsection (ii) of Item 601(b)(10) provides in part that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price; (B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent; (C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or (D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.”
The development and license agreement between Alkermes and Amylin Pharmaceuticals, Inc. (“Amylin”) for the development of the exenatide once weekly pharmaceutical product was made in the ordinary course of Alkermes’ business and does not fall into any of the categories set forth in Section 601(b)(10)(ii). Under the collaboration between Alkermes and Amylin to date, Alkermes has received reimbursement for its development and manufacturing activities, as well as milestone payments in the amount of $5.5 million and warrants for shares of Amylin common stock. The reimbursement has generally been paid on a time and materials basis, based on a full-time equivalent, or FTE, rate, and not on a per project basis. This reimbursement and the payments received from Amylin have not been material to Alkermes’ results of operations or financial condition. Amylin is currently in the process of preparing a New Drug Application (“NDA”) for exenatide once weekly for submission to the Food and Drug Administration (“FDA”). If this NDA is accepted and subsequently approved by the FDA, it is Alkermes’ understanding that Amylin and its commercial partner intend to commercialize exenatide once weekly. Once this product is commercialized, Alkermes will receive royalty payments based on its sales as well as future milestone payments. If the product is commercialized successfully the amount of these payments could be material to Alkermes’ results of operations or financial condition. Accordingly, Alkermes intends to file the license and development agreement with Amylin upon the commercialization of exenatide once weekly.

Alkermes has entered into a license and commercialization agreement with Cilag GmbH International (“Cilag”), a subsidiary of Johnson & Johnson, to commercialize Alkermes’ VIVITROL® pharmaceutical product for the treatment of alcohol dependence and opioid dependence in Russia and other countries in the Commonwealth of Independent States (“CIS”). The license and commercialization agreement between Alkermes and Cilag for the commercialization of VIVITROL was made in the ordinary course of Alkermes’ business and does not fall into any of the categories set forth in Section 601(b)(10)(ii).

Pursuant to this arrangement, Alkermes has received nonrefundable payments of $5.0 million upon signature of the agreement and $1.0 million upon Cilag’s receipt of marketing approval for VIVITROL from the Russian Regulatory Authorities. These payments are being recognized on a proportional performance basis and have not had a material impact on Alkermes’ results of operations or financial condition. Cilag has not yet begun to commercialize VIVITROL in Russia. Once VIVITROL is commercialized in Russia and the CIS, Alkermes will receive royalty payments based on its sales, manufacturing revenues, since Alkermes is responsible for the manufacture of VIVITROL for supply to Cilag, and potential future milestone payments. Even if VIVITROL is commercialized successfully in Russia and the CIS Alkermes does not expect that the amount of these payments would be material to Alkermes’ results of operations or financial condition. Should the amount of these payments become material, Alkermes will file the license and commercialization agreement and related supply agreement with Cilag.
Item 1A. Risk Factors
“Potential tax liabilities could adversely affect our results,” page 28
2.	To the extent that the company is or has reason to be aware of any actual or potential differences between its provision for income taxes and the findings of subsequent audits of its income tax treatment, that would have a material effect on income tax reported, you must revise your filing to provide this disclosure. Please advise us whether the company is aware of any such tax matters and, if applicable, revise this risk factor accordingly.

RESPONSE: The Company is not aware of any actual or potential differences between its provision for income taxes and the findings of subsequent audits of its income tax treatment that would have a material impact on the income tax amount reported in its financial statements.

As disclosed by the Company in Note 11. Income Taxes, on page F-39 of Form 10-K for the fiscal year ended March 31, 2008, the tax years 1993 through 2007 remain open to examination by tax jurisdictions to which the Company is subject, and, while the Company believes its tax estimates are reasonable, the potential does exist that any audit findings by such taxing jurisdictions could have a material impact on the Company’s reported income tax.
Item 11. Executive Compensation
3.	We note the discussion under the section of your proxy statement entitled “Compensation Program Elements.” Please provide us with more information concerning the performance criteria and target levels for fiscal year 2008 executive compensation in connection with (a) the company performance objectives and goals and (b) the objectives and goals relating to the functional area and individual performance of each particular executive officer. Please disclose the extent to which named executive officers accomplished both corporate and individual goals and explain how you considered these accomplishments when awarding salary increases, bonuses and stock options.
RESPONSE: The Compensation Program Elements section of Alkermes’ proxy statement describes the various elements of its executives’ compensation. The Compensation Determination section of the proxy statement describes the performance criteria considered by the Compensation Committee in determining compensation for the Company’s executive officers. In this section the Company’s objectives and its performance against these objectives for fiscal year 2008 are set out in detail. As noted in this section, the Compensation Committee does not apply a formula or assign these performance objectives relative weights. Instead it makes a subjective determination after considering such measures collectively. The Committee establishes objectives but not specific targets.
The objectives of each named executive officer are the same as the objectives of the Company overall. In establishing compensation levels for the executive officers, the President and CEO makes a recommendation to the Compensation Committee regarding each executive officer that reports to him; the Chairman of the Company makes a comparable recommendation for the President and CEO. These recommendations consider the accomplishments of the individual executive officers against these objectives. The Compensation Committee reviews these recommendations in detail and also consults on an informal basis with other members of the Board of Directors. With respect to the Chairman of the Company, the Committee evaluates his achievement of the corporate objectives and his other accomplishments related to his oversight of strategic issues affecting the Company. The Compensation Committee evaluates each executive’s individual performance using subjective criteria, including an assessment of each executive’s contribution to achievement of the corporate objectives and to overall corporate performance as well as his or her managerial ability.
4.	Please identify the specific qualitative or quantitative target that each corporate and individual goal was designed to achieve, and state whether these targets were achieved. To the extent you believe disclosure of these targets is not required because it would cause competitive harm, provide us on a supplemental basis a detailed explanation under instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it would be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

RESPONSE: The Company’s executive compensation program is designed to promote the Company’s success and in particular to foster the long-term focus required for success in the biotechnology industry. The Company uses its executive compensation program to attract, retain and motivate experienced and well-qualified executive officers who will advance the Company’s research and product development, manufacturing, commercialization and operational efforts. In concert with these goals, as stated in the response to Question 3 above, the Compensation Committee establishes objectives and evaluates the Company’s and the individual executive officers’ performance against these objectives following the end of its fiscal year. The Committee does not establish specific qualitative or quantitative targets. The Committee believes that its method of evaluation is an effective way to assess individual executive’s accomplishments and to foster the Company’s success.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
           If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127.

Sincerely,

/s/ James M. Frates
James M. Frates
Senior Vice President, Chief Financial Officer and Treasurer

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